Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the three month period ended March 31, 2006 and should be read in conjunction with the consolidated financial statements for the period ended March 31, 2006 and related notes contained in the report.  The date of this management’s discussion and analysis is May 11, 2006.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Review of Exploration Projects

Almaden Gold Project, Idaho

Freegold is re-activating and re-evaluating its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980 acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.  Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a maximum depth of 490 feet.  Freegold recently completed a new, independent 43-101 resource on the project.  This study calculated 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).

The current gold resource at Almaden is defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity. Supplemental wider spaced drilling to the south and to the northwest of the resource zones has encountered near surface gold mineralization that will be the focus of additional work in 2006. Work aimed at expanding and upgrading the resources will be undertaken in 2006. Additional metallurgical work will also be conducted to see how gold recoveries vary with finer crush sizes than the minus 6 inch heap leach material that was contemplated in the 1997 feasibility study. Once this work has been completed, efforts will turn towards generating new preliminary valuations on the project.

Outside the existing near surface zones, future exploration will be focused on the search for higher-grade bonanza gold and silver mineralization in discrete feeder zones under the main lower grade deposit. To date, no drilling has been conducted to identify possible deeper feeder sources of the surface gold mineralization.

Golden Summit Project, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska’s largest gold mine – Fort Knox (+350,000 oz/year). Freegold’s 8-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 6.75 million ounces of gold having been recovered from the streams that drain our project area. This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.  Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

Almost without exception, all of the historic underground mining on the property was stopped at a depth of approximately 400 feet, as this was the depth at which the water table was encountered. With modern day pumping capabilities, mining below the water table is now possible. As such, much of Freegold’s exploration has been focused on the down dip and strike extensions of these historical operations.

Twenty holes have been drilled and six trenches have been dug south of the old Cleary Hill mine between 2000 and 2004 which resulted in the discovery of 17 distinct veins and shear zones over a 1,000-foot wide area. The veins and shears in this area are close enough together that they may represent attractive low-grade, open pit targets. Significant intercepts include: 984 feet grading 0.7 g/t (hole 00-01), 408 feet grading 1.0 g/t (hole 03-01), 6 feet grading 127.5 g/t, followed by 172 feet grading 0.86 g/t (hole 98-01), 720 feet grading 0.5 g/t (hole 04-03), 656 feet grading 0.5 g/t (surface trench 02-4/5/6), and 400 feet grading 0.5 g/t (surface trench 02-3).

A late 2005 trenching program has encountered two new veins (35.3 g/t over 5 feet with a grab sample of 63.7 g/t) and 28.5 g/t over 5 feet (with grab samples of 12, 22.1 and 139 g/t). The trenching has also extended the strike length of the Wackwitz vein (first discovered in 2002 trenching) to over 730 feet. Additional shallow trenching will commence in June to further delineate high-grade surface vein targets.

True North Deposit:

Grew Creek Project, Yukon Territory

Acquired in 2004, Freegold is earning up to a 100% interest in a 25 km long claim block within the Tintina Trench. The Tintina Gold Belt, stretching from southeastern Yukon to southwestern Alaska, is one of the most prolific gold trends in North America and host’s major gold deposits such as Donlin Creek, Fort Knox, Pogo, Dublin Gulch and Brewery Creek.  The Grew Creek Project contains the first documented epithermal (hot springs) gold occurrence in the Yukon Territory, and evidence of hydrothermal activity is found throughout the property. One deposit (the Main Zone) was discovered on the property and delineated with 147 holes by prior operators in the late 1980’s/early 1990’s. Freegold undertook its own 12-hole confirmatory drilling program on the Main Zone in 2004. Intercepts from this program included: 297 feet grading 2.25 g/t and 145 feet grading 4.34 g/t. Other higher-grade intercepts within the Main Zone from drilling conducted by prior operators include: 59 feet grading 38.8 g/t and 20 feet grading 54.9 g/t (note: these results are not true width and are non 43-101 complaint results.  These are presented here for historical purposes and should not be relied upon).

Freegold is currently assessing programs aimed at further delineating these high-grade zones and testing their currently open depth extension, along with reviewing custom milling or on-site gravity concentration alternatives.

Rob Project, Alaska

The Rob project is a 106-claim gold exploration property located in the Goodpaster mining district, 100 miles southeast of Fairbanks, Alaska. Gold mineralization on the property is hosted in intrusive and metamorphic rocks on the flank of the same 30 km long intrusive dome that also hosts the 5.5 million ounce Pogo deposit.  Pogo, which shares numerous geological and depositional characteristics to Rob, is located 22 miles from Rob. The Pogo gold mine has recently commenced production and is scheduled to produce approximately 400,000 oz gold per year.  A soil-sampling program in the mid 1990’s identified four target areas that were followed up by limited drilling and trenching programs. Freegold’s own reconnaissance work on the property has confirmed the high-grade nature of the gold mineralization that exists on the property through additional rock sampling and soil auger work.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2005	2004	2003
Total revenues	$40,434	$168,823	$86,245
General and administrative expenses	$1,328,008	$1,381,717	$1,253,591
Mineral property costs	1,114,827	1,387,730	841,557
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,328,008) (0.04)	(1,381,717) (0.05)	(1,253,591) (0.07)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(1,368,370) (0.04)	(2,018,689) (0.08)	(1,177,923) (0.06)
Totals assets	9,431,704	10,442,657	10,559,236
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30
	2006	2005	2005	2005	2005	2004	2004	2004
Total revenues	$3,658	$25,065	$6,865	$4,933	$3,571	$80,254	$18,308	$47,134
Net loss – before tax	259,492	373,741	398,061	290,184	306,384	1,179,021	370,535	205,235
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.04	0.01	0.01
Total assets	9,406,647	9,431,704	9,652,159	9,792,836	10,072,692	10,442,657	10,287,302	10,616,402

Results of operations

The three month period ended March 31, 2006 resulted in a net loss of $259,492 which compares with a loss of $306,384 for the same period in 2005.  General and administrative expenses for the period ended March 31, 2006 were $263,150, a decrease of $46,805 over the same period in 2005. Consulting fees of $47,190 were recorded as compared to $38,718 during the previous period.  The current consulting fees include $18,500 as a result of 50,000 performance shares issued.  The Company adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on of after 1 January 2003.  The new standard requires that all stock-based awards be measured and recognized using a fair value based method.  The fair value of stock options that vested using the Black-Scholes Option Pricing Model was $8,991 for the period ended March 31, 2006 compared to $101,200 for the previous period.  All other general and administrative costs were relatively the same when compared to the previous period.   Interest income of $3,658 was earned during the first quarter as compared to $3,571 for the same period in 2005.

During the period ended March 31, 2006, the Company incurred mineral property deferred exploration costs of $167,186.  Of the deferred exploration costs, $10,303 relates to the minimum holding costs and $49,348 was incurred to review and update previous engineering and resource work on the Almaden project in Idaho. $13,984 was incurred on the Golden Summit project in Alaska and $3,091 was spent on the Rob project in Alaska.  The Company continued with the Grew Creek project in the Yukon by incurring $90,178 in exploration expenditures. The Company expects to receive $160,000 as a mineral tax credit from the Yukon government within the next quarter.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $37,581 for the period ended March 31, 2006, an increase of $2,593 over the same period in 2005.

Liquidity and capital resources

At March 31, 2006, the Company’s working capital, defined as current assets less current liabilities, was $581,206 compared with $689,794 at December 31, 2005.  During 2006, 1,500,000 shares were issued for gross proceeds of $300,000.

The Company has a portfolio of investments with a book value of $204,953 and a market value of $394,476 as at March 31, 2006. The investments consist of 400,400 shares of Pacific North West Capital Corp. and 397,400 shares of CanAlaska Ventures Ltd.  These companies have certain directors in common. These amounts are included in the above working capital.  The Company had 33,112,590  issued and outstanding shares at March 31, 2006.

Contractual commitments

 The Company does not have any contractual commitments.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the period ended March 31, 2006.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, contingencies and share compensation.

Change in accounting policies

Variable interest entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“VIE”).  The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them.  The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company’s results of operations and financial position.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and short-term deposits, restricted cash, GST receivable and accounts payable.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at March 31, 2006, there were 33,112,590 outstanding common shares compared to 31,562,590 outstanding shares at December 31, 2005.  The increase reflects the issuance of 50,000 performance shares and 1,500,000 shares for cash.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 7e to the consolidated financial statements to March 31, 2006.

Related party transactions

A total of $25,920 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the period ended March 31, 2006.   An amount of $10,004 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for office rent during the period ended March 31, 2006.  A total of $6,396 was paid to a company controlled by Taryn Downing, an Officer of the Company, for Corporate secretarial services during the period ended March 31, 2006.   A total of $6,000 was paid to a company controlled by Gord Steblin, an Officer of the Company for accounting services during the period ended March 31, 2006.  A total of $13,417 was paid to a company controlled by Kristina Walcott and 50,000 performance shares were issued to Kristina Walcott, an Officer of the Company.  A total of $37,500 was paid to Steve Manz, the President of the Company effective October 18, 2005.  A total of $6,750 was paid and 400,000 performance shares, vesting quarterly over a three-year period, were allotted to Michael Gross, the Vice-President Exploration of the Company effective March 13, 2006.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

Freegold currently has one joint venture in which another company is earning an interest in Freegold’s Union Bay Alaska project by carrying all costs and making exploration expenditures.  The Company’s cash position at March 31, 2006 when combined with the $1,937,401 financing completed subsequent to the end of the quarter strong will enable it to continue its own exploration effects in the United States and Canada, seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them. In this subsequent financing, the Company issued 5,535,431 units at $0.35 per unit consisting of one common share and one-half non-transferable share purchase warrant.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.